SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                      Enron Development Piti Holdings Corp.
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


         Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its subsidiary, Enron Development Piti Holdings Corp. ("Enron Piti"), a Delaware corporation, is a foreign utility company under Section 33 of the Act.

         Enron Piti's business address is 1400 Smith Street, Houston, TX 77002. Enron Piti indirectly owns and or operates a facility that is not located in any state and that is used for the generation, transmission or distribution of electric energy or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

         Enron Piti indirectly owns an interest, through Marianas Energy Company LLC, in an 87 MW slow-speed diesel generation facility located in Piti, Guam.

         Enron Piti is wholly owned by Enron.

         A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in Enron Piti or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with Enron Piti or its subsidiaries.



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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 6th 2004                  ENRON CORP.
       -------------------


                                          By: /s/ Raymond M. Bowen, Jr.
                                                 -------------------------------
                                                 Raymond M. Bowen, Jr.


                                                 Executive Vice President and
                                                 Chief Financial Officer


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Exhibit A.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25, 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of Enron Asia Pacific /Africa/China, LLC. Enron hereby incorporates this certification by reference.




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